Detica

RECEIVED

2007 MAR 15 A 6:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

07021809

Our ref: 07-FIV100C095

7th March 2007

File no: 82-35012

SUPPL

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

09.03.07 Director declaration

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

John Woollhead

Company Secretary

PROCESSED

MAR 16 2007

THOMSON FINANCIAL

Enc

3/15

Friday 9 March 2007

Detica Group plc

Director Declaration

In accordance with Listing Rule 9.6.14, Detica Group plc ("the Group") has been informed that Chris Banks, non-executive Director of the Group, has been appointed to the Board of Medical Marketing Group International plc with effect from 1 April 2007.

Enquiries:

Financial Dynamics
Edward Bridges / Matt Dixon +44 (0)20 7831 3113

END